UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Furniture Brands International, Inc.

(Name of Issuer)

Common Stock, without par value
Preferred Stock Purchase Rights

(Title of Class of Securities)

360921100

(CUSIP Number)

Mr. Shan Huei Kuo
Samson Holding Ltd.
13/F, 200, Sec 4 Wen Hsin
Road Taichung
Taiwan, Republic of China (Taiwan)
(866) 4-2295-3459

With a copy to:

Richard Vernon Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105
U.S.A.
(415) 773-5830

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Samson Holding Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 857,490 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 857,490 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,490 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Advent Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 857,490 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 857,490 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,490 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Magnificent Capital Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 857,490 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 857,490 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,490 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Mr. Shan Huei Kuo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 857,490 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 857,490 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,490 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Ms. Yi-Mei Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 857,490 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 857,490 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,490 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

This Amendment No. 5 amends the statement on Schedule 13D (the “Schedule 13D”) relating to the common stock, without par value, together with the associated Preferred Stock Purchase Rights (collectively, the “Shares”), of Furniture Brands International, Inc., a Delaware corporation (the “Issuer”), filed jointly with the Securities and Exchange Commission (the “SEC”) on October 1, 2007, as amended by Amendment No. 1 thereto filed jointly with the SEC on December 20, 2007, as amended by Amendment No. 2 thereto filed jointly with the SEC on February 22, 2008, as amended by Amendment No. 3 thereto filed jointly with the SEC on July 18, 2013, and as amended by Amendment No. 4 thereto filed jointly with the SEC on August 2, 2013, by (i) Samson Holding Ltd., a Cayman Islands company (“Samson Holding”), (ii) Advent Group Limited, a British Virgin Islands company (“Advent”), (iii) Magnificent Capital Holding Limited, a British Virgin Islands company (“Magnificent”), (iv) Sun Fortune Investments Limited, a British Virgin Islands company, (v) Trade Decade Limited, a British Virgin Islands company, (vi) Mr. Shan Huei Kuo (“Mr. Kuo”), and (vii) Mr. Kuo’s wife, Ms. Yi-Mei Liu (“Ms. Liu”) (Samson Holding, Advent, Magnificent, Mr. Kuo and Ms. Liu are referred to herein, collectively, as the “Reporting Persons”).  The Reporting Persons hereby amend Items 4, 5 and 7 of the Schedule 13D as follows:

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Transactions effected in the Shares that have taken place in the past sixty days are set forth on Exhibit B hereto.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) -- (b)

(i) Samson Holding directly beneficially owns, and has shared power to vote, dispose or direct the disposition of, 857,490 Shares, representing approximately 10.7% of the outstanding Shares of the Issuer. After settlement of the August 2, 2013 and August 5, 2013 transactions set forth on Exhibit B hereto, Samson Holding will directly beneficially own, and have shared power to vote, dispose or direct the disposition of, 764,269 Shares, representing approximately 9.5% of the outstanding Shares of the Issuer.

(ii) Advent, as a result of its ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 857,490 Shares beneficially owned by Samson Holding, representing approximately 10.7% of the outstanding Shares of the Issuer.  After settlement of the August 2, 2013 and August 5, 2013 transactions set forth on Exhibit B hereto, Advent will be deemed to beneficially own, and to have shared power to vote, dispose or direct the disposition of, the 764,269 Shares beneficially owned by Samson Holding, representing approximately 9.5% of the outstanding Shares of the Issuer.

(iii) Magnificent, as a result of its indirect ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 857,490 Shares beneficially owned by Samson Holding, representing approximately 10.7% of the outstanding Shares of the Issuer.  After settlement of the August 2, 2013 and August 5, 2013 transactions set forth on Exhibit B hereto, Magnificent will be deemed to beneficially own, and to have shared power to vote, dispose or direct the disposition of, the 764,269 Shares beneficially owned by Samson Holding, representing approximately 9.5% of the outstanding Shares of the Issuer.

(iv) Mr. Kuo, as a result of his indirect ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 857,490 Shares beneficially owned by Samson Holding, representing approximately 10.7% of the outstanding Shares of the Issuer.  After settlement of the August 2, 2013 and August 5, 2013 transactions set forth on Exhibit B hereto, Mr. Kuo will be deemed to beneficially own, and to have shared power to vote, dispose or direct the disposition of, the 764,269 Shares beneficially owned by Samson Holding, representing approximately 9.5% of the outstanding Shares of the Issuer.

(v) Ms. Liu, as a result of her indirect ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 857,490 Shares beneficially owned by Samson Holding, representing approximately 10.7% of the outstanding Shares of the Issuer.  After settlement of the August 2, 2013 and August 5, 2013 transactions set forth on Exhibit B hereto, Ms. Liu will be deemed to beneficially own, and to have shared power to vote, dispose or direct the disposition of, the 764,269 Shares beneficially owned by Samson Holding, representing approximately 9.5% of the outstanding Shares of the Issuer.

The ownership percentages are calculated based on 8,044,940 outstanding Shares, which amount equals (1) the number of outstanding Shares set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2013 divided by (2) seven (due to the one for seven reverse stock split disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on May 29, 2013).

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, none of the directors and executive officers of the Reporting Persons, if applicable, beneficially owns any Shares.

(c)    Transactions effected in the Shares that have taken place in the past sixty days are set forth on Exhibit B hereto.

(d)    Inapplicable.

(e)    Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

Transactions effected in the Shares that have taken place in the past sixty days are set forth on Exhibit B hereto.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Schedule 13D Joint Filing Agreement, dated August 6, 2013, by and among the Reporting Persons.

Exhibit B: List of Sales of Shares by Samson Holding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           August 6, 2013

Samson Holding Ltd.

By:	/s/ Hsieh Yue Jane
Name:	Hsieh Yue Jane
Title:	Attorney-in-Fact*

Advent Group Limited

By:	/s/ Hsieh Yue Jane
Name:	Hsieh Yue Jane
Title:	Attorney-in-Fact*

Magnificent Capital Holding Limited

By:	/s/ Hsieh Yue Jane
Name:	Hsieh Yue Jane
Title:	Attorney-in-Fact*

By:	/s/ Hsieh Yue Jane
Mr. Shan Huei Kuo, by Hsieh Yue Jane, Attorney-in-Fact*

By:	/s/ Hsieh Yue Jane
Ms. Yi-Mei Liu, by Hsieh Yue Jane, Attorney-in-Fact*

 * The Power of Attorney given by each of the Reporting Persons was previously filed with the U.S. Securities & Exchange Commission on August 2, 2013 as an exhibit to Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer and is hereby incorporated by reference.

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 6th day of August, 2013.

Samson Holding Ltd.

By:	/s/ Hsieh Yue Jane
Name:	Hsieh Yue Jane
Title:	Attorney-in-Fact*

Advent Group Limited

By:	/s/ Hsieh Yue Jane
Name:	Hsieh Yue Jane
Title:	Attorney-in-Fact*

Magnificent Capital Holding Limited

By:	/s/ Hsieh Yue Jane
Name:	Hsieh Yue Jane
Title:	Attorney-in-Fact*

By:	/s/ Hsieh Yue Jane
Mr. Shan Huei Kuo, by Hsieh Yue Jane, Attorney-in-Fact*

By:	/s/ Hsieh Yue Jane
Ms. Yi-Mei Liu, by Hsieh Yue Jane, Attorney-in-Fact*

 * The Power of Attorney given by each of the Reporting Persons was previously filed with the U.S. Securities & Exchange Commission on August 2, 2013 as an exhibit to Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer and is hereby incorporated by reference.

EXHIBIT B

SALES OF SHARES BY SAMSON HOLDING

Reporting Person	Date of Transaction	Price Per Share (USD)	Number of Shares	Where and How Effected
Samson Holding	7/17/2013	$4.000	6,200	NYSE
Samson Holding	7/17/2013	$4.020	700	NYSE
Samson Holding	7/17/2013	$4.030	2,400	NYSE
Samson Holding	7/17/2013	$4.040	21,200	NYSE
Samson Holding	7/17/2013	$4.045	400	NYSE
Samson Holding	7/17/2013	$4.050	1,500	NYSE
Samson Holding	7/17/2013	$4.055	200	NYSE
Samson Holding	7/17/2013	$4.060	600	NYSE
Samson Holding	7/17/2013	$4.065	100	NYSE
Samson Holding	7/17/2013	$4.070	500	NYSE
Samson Holding	7/22/2013	$3.500	5,460	NYSE
Samson Holding	7/22/2013	$3.515	100	NYSE
Samson Holding	7/22/2013	$3.525	600	NYSE
Samson Holding	7/22/2013	$3.530	2,567	NYSE
Samson Holding	7/22/2013	$3.535	900	NYSE
Samson Holding	7/22/2013	$3.540	2,433	NYSE
Samson Holding	7/22/2013	$3.560	600	NYSE
Samson Holding	7/22/2013	$3.570	558	NYSE
Samson Holding	7/22/2013	$3.580	200	NYSE
Samson Holding	7/22/2013	$3.600	200	NYSE
Samson Holding	7/22/2013	$3.610	400	NYSE
Samson Holding	7/22/2013	$3.615	100	NYSE
Samson Holding	7/23/2013	$3.350	6,924	NYSE
Samson Holding	7/24/2013	$3.350	500	NYSE
Samson Holding	7/24/2013	$3.370	5,700	NYSE
Samson Holding	7/25/2013	$3.350	700	NYSE
Samson Holding	7/25/2013	$3.360	100	NYSE
Samson Holding	7/25/2013	$3.375	600	NYSE
Samson Holding	7/25/2013	$3.380	3,200	NYSE
Samson Holding	7/25/2013	$3.390	1,200	NYSE
Samson Holding	7/25/2013	$3.395	100	NYSE
Samson Holding	7/25/2013	$3.400	5,200	NYSE
Samson Holding	7/30/2013	$2.710	3,400	NYSE
Samson Holding	7/31/2013	$2.350	828	NYSE
Samson Holding	7/31/2013	$2.360	400	NYSE
Samson Holding	7/31/2013	$2.370	400	NYSE
Samson Holding	7/31/2013	$2.375	1,100	NYSE
Samson Holding	7/31/2013	$2.380	2,300	NYSE
Samson Holding	7/31/2013	$2.390	100	NYSE
Samson Holding	7/31/2013	$2.400	5,157	NYSE
Samson Holding	7/31/2013	$2.405	1,900	NYSE
Samson Holding	7/31/2013	$2.410	2,708	NYSE
Samson Holding	7/31/2013	$2.420	500	NYSE
Samson Holding	7/31/2013	$2.430	2,500	NYSE
Samson Holding	7/31/2013	$2.440	4,000	NYSE
Samson Holding	7/31/2013	$2.445	2,500	NYSE
Samson Holding	7/31/2013	$2.450	5,004	NYSE
Samson Holding	7/31/2013	$2.460	480	NYSE
Samson Holding	8/1/2013	$2.250	38,755	NYSE
Samson Holding	8/1/2013	$2.255	100	NYSE
Samson Holding	8/1/2013	$2.260	3,600	NYSE
Samson Holding	8/1/2013	$2.265	800	NYSE
Samson Holding	8/1/2013	$2.270	2,800	NYSE
Samson Holding	8/1/2013	$2.280	9,600	NYSE
Samson Holding	8/1/2013	$2.285	300	NYSE
Samson Holding	8/1/2013	$2.290	2,260	NYSE
Samson Holding	8/1/2013	$2.300	8,800	NYSE
Samson Holding	8/1/2013	$2.305	100	NYSE
Samson Holding	8/1/2013	$2.310	800	NYSE
Samson Holding	8/1/2013	$2.320	500	NYSE
Samson Holding	8/1/2013	$2.330	200	NYSE
Samson Holding	8/1/2013	$2.360	100	NYSE
Samson Holding	8/2/2013	$2.250	19,737	NYSE*
Samson Holding	8/2/2013	$2.255	200	NYSE*
Samson Holding	8/2/2013	$2.260	24,699	NYSE*
Samson Holding	8/2/2013	$2.650	1,600	NYSE*
Samson Holding	8/2/2013	$2.270	19,700	NYSE*
Samson Holding	8/2/2013	$2.750	400	NYSE*
Samson Holding	8/2/2013	$2.280	7,400	NYSE*
Samson Holding	8/2/2013	$2.285	100	NYSE*
Samson Holding	8/2/2013	$2.290	200	NYSE*
Samson Holding	8/2/2013	$2.300	600	NYSE*
Samson Holding	8/2/2013	$2.350	1,200	NYSE*
Samson Holding	8/5/2013	$2.145	100	NYSE**
Samson Holding	8/5/2013	$2.160	200	NYSE**
Samson Holding	8/5/2013	$2.165	100	NYSE**
Samson Holding	8/5/2013	$2.170	1,000	NYSE**
Samson Holding	8/5/2013	$2.175	100	NYSE**
Samson Holding	8/5/2013	$2.180	1,471	NYSE**
Samson Holding	8/5/2013	$2.185	300	NYSE**
Samson Holding	8/5/2013	$2.190	2,000	NYSE**
Samson Holding	8/5/2013	$2.195	300	NYSE**
Samson Holding	8/5/2013	$2.200	5,814	NYSE**
Samson Holding	8/5/2013	$2.205	100	NYSE**
Samson Holding	8/5/2013	$2.210	4,000	NYSE**
Samson Holding	8/5/2013	$2.225	100	NYSE**
Samson Holding	8/5/2013	$2.230	1,200	NYSE**
Samson Holding	8/5/2013	$2.250	600	NYSE**

(*) To be settled on August 7, 2013.
(**) To be settled on August 8, 2013.